Exhibit 3

Magna International Inc.

Management’s Discussion and Analysis of Results of Operations and Financial Position

December 31, 2022

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022 included in our 2022 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at February 26, 2023.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, and Adjusted Return on Invested Capital [collectively, the "Non-GAAP Measures"]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital is useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

HIGHLIGHTS

INDUSTRY PRODUCTION ENVIRONMENT

•	Global light vehicle production continued to be negatively impacted by supply constraints throughout 2022, albeit to a lesser extent than the industry experienced in 2021. Largely due to the supply constraints, we have experienced labour and other operational inefficiencies at our facilities as a result of our production lines being stopped/started unexpectedly due to OEM allocation of scarce semiconductor chips to specific production programs.

•	During 2022, we were also negatively impacted by inflationary production input cost increases including for commodities, labour, energy and freight costs.

•	Global light vehicle production increased 6% in 2022, including a 9% increase in North America and a 3% decrease in Europe, our two largest markets. In addition, light vehicle production increased 9% in China.

SALES & EARNINGS

•	Total sales increased 4% to $37.8 billion, primarily reflecting the launch of new programs, higher global light vehicle production, and customer price increases to recover certain higher production input costs, partially offset by the net weakening of foreign currencies against the U.S. dollar, lower assembly volumes, lower sales as a result of the substantial idling of our Russian facilities, and divestitures, net of acquisitions.

•	Diluted earnings per share were $2.03 and adjusted diluted earnings per share were $4.10 in 2022. Adjusted diluted earnings per share decreased $1.03 compared to 2021 primarily reflecting higher net production input costs, inefficiencies and other costs at certain underperforming facilities, and higher net engineering costs related to our electrification and ADAS businesses, partially offset by earnings on higher sales and higher net favourable commercial resolutions.

•	We recorded $424 million in restructuring and impairment charges in 2022, including $376 million relating to our investment in Russia.

CASH & CAPITAL

•	Cash generated from operating activities was $2.1 billion, compared to $2.9 billion in 2021, largely reflecting a decrease in net income.

•	We continued to invest in our business, including:

•	$1.7 billion for fixed assets;

•	$455 million in investment and other asset spending; and

•	$32 million for public and private equity investments, acquisitions and business combinations.

•	We returned approximately $1.3 billion to shareholders in 2022 through $780 million in share repurchases and $514 million in dividends.

•	Our Board of Directors increased our quarterly dividend to $0.46 per share reflecting its continued confidence in Magna's future.

Magna International Inc. Annual Report 2022 1

STRATEGIC UPDATES

•	Electrification – we continue to advance our position in electrification in order to capitalize on the global shift towards vehicle electrification, including:

•	Launching new hybrid dual clutch transmission business with the BMW Group and Stellantis;

•	Winning two additional integrated e-drive programs;

•	Launching battery enclosures for the Ford F150 Lightning;

•	Significant program awards and volume increases for battery enclosures with multiple OEMs.

•	ADAS – we continue to progress in developing our advanced driver assistance systems business ["ADAS"], as evidenced by:

•	Launching our advanced Clearview vision system, which bundles our camera and mirror technology to provide full-system solutions.

•	Launching our Surround View System technology on the all-new Toyota Tundra.

•	Winning additional business in integrated driver and occupant monitoring systems.

•	Entering into an agreement to acquire the Veoneer Active Safety business for $1.525 billion, subject to working capital and other customary purchase price adjustments. The transaction broadens our ADAS portfolio with complementary products, customers, geographies, engineering and software resources. The transaction is expected to close near mid-year 2023, subject to certain regulatory approvals and customary closing conditions.

•	New Mobility – we are leveraging our capabilities and platform technologies to enter growing adjacent mobility markets such as micromobility. This includes:

•	investing in Yulu Mobility, India’s largest electrified mobility provider and together with Yulu Mobility, established a new battery swapping entity.

•	We were awarded:

•	a 2022 Automotive News Pace Award for our Auto Adjusting Balance Blocks ["AABB"] process, a smart die solution offering real-time die adjustments to counter thermal expansion during stamping runs; and

•	a 2022 Automotive News PACEpilot Innovation to Watch, an award which acknowledges post-pilot, pre-commercial innovations in the automotive and future mobility space, for our Aural 5R aluminum die-cast alloy for structural applications.

OVERVIEW

OUR BUSINESS(1)

Magna is more than one of the world's largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 168,000 employees(2) and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 343 manufacturing operations and 88 product development, engineering and sales centres spanning 29 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

1 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

2 Number of employees includes over 158,000 employees at our wholly owned or controlled entities and over 10,000 employees at certain operations accounted for under the equity method.

2 Magna International Inc. Annual Report 2022

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this document include, but are not limited to, statements relating to: the implementation of our business strategy, including ability to capitalize on growth in vehicle electrification, ADAS, and New Mobility; and our pending acquisition of the Veoneer Active Safety business, including the expected closing date.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

INDUSTRY TRENDS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions, such as the semiconductor chip shortage currently impacting global vehicle production volumes.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales through: mandatory stay-at-home orders which restrict operations of car dealerships, as well as through a deterioration of consumer confidence.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there were a number of significant industry trends that impacted us during 2022, including:

•	elevated inflation in all markets in which we operate, with higher commodities, energy, labour, freight and other production input pricing expected to persist throughout 2023 and 2024;

•	price increases and surcharges from sub-suppliers impacted by inflationary pressures;

•	supply chain disruptions, including the global shortage of semiconductor chips that has materially affected global automotive production volumes since 2020 and is expected to continue impacting volumes and chip pricing in 2023; and

•	significant operational inefficiencies as a result of our production lines being stopped/restarted unexpectedly due to OEM allocation of scarce semiconductor chips to specific production programs.

We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and advanced driver assistance systems, as well as future mobility business models. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

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RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	2022	2021	Change
1 Canadian dollar equals U.S. dollars	0.769	0.798	-4%
1 euro equals U.S. dollars	1.053	1.183	-11%
1 Chinese renminbi equals U.S. dollars	0.149	0.155	-4%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the year ended December 31, 2022 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are reflected in net income.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	2022			2021			Change
	North America	Europe	China	North America	Europe	China	North America	Europe	China
For the three months ended:
March 31	3,641	4,004	6,432	3,752	4,916	6,036	-3%	-19%	+7%
June 30	3,563	4,010	5,548	3,213	4,115	5,706	+11%	-3%	-3%
September 30	3,612	3,603	7,294	2,921	2,997	5,455	+24%	+20%	+34%
December 31	3,461	3,991	7,582	3,247	4,043	7,386	+7%	-1%	+3%
Full Year	14,277	15,608	26,856	13,133	16,071	24,583	+9%	-3%	+9%

Overall, global light vehicle production increased 6% in 2022, largely reflecting the significant industry production disruptions during 2021 caused by global semiconductor chip shortages. These industry production disruptions continued in 2022, but to a lesser extent than we experienced in 2021.

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RESULTS OF OPERATIONS – FOR THE YEAR ENDED DECEMBER 31, 2022

SALES

Sales increased 4% or $1.60 billion to $37.84 billion for 2022 compared to $36.24 billion for 2021 primarily due to:

•	the launch of new programs during or subsequent to 2021;

•	higher global light vehicle production; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $2.39 billion;

•	lower sales as a result of the substantial idling of our Russian facilities;

•	divestitures, net of acquisitions during or subsequent to 2021, which decreased sales by $137 million; and

•	net customer price concessions subsequent to 2021.

COST OF GOODS SOLD

	2022	2021	Change
Material	$23,388	$21,817	$1,571
Direct labour	2,791	2,781	10
Overhead	7,009	6,499	510
Cost of goods sold	$33,188	$31,097	$2,091

Cost of goods sold increased $2.09 billion to $33.19 billion for 2022 compared to $31.10 billion for 2021, primarily due to:

•	higher material, direct labour and overhead associated with higher sales;

•	higher net production input costs, including as a result of higher prices for commodities, labour, energy and freight;

•	inefficiencies and other costs at certain underperforming facilities;

•	higher net engineering costs related to our electrification and ADAS businesses;

•	higher launch costs;

•	higher pre-operating costs incurred at new facilities; and

•	higher net warranty costs of $24 million.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar cost of goods sold by $2.13 billion;

•	lower material, direct labour and overhead costs as a result of the substantial idling of our Russian facilities; and

•	divestitures, net of acquisitions during or subsequent to 2021.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased $93 million to $1.42 billion for 2022 compared to $1.51 billion for 2021 primarily due to:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar depreciation and amortization by $84 million; and

•	the end of production of certain programs.

These factors were partially offset by increased capital deployed at new and existing facilities to support the launch of programs subsequent to 2021.

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SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense decreased $57 million to $1.66 billion for 2022 compared to $1.72 billion for 2021, primarily as a result of:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar SG&A expense by $97 million;

•	a $45 million provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment during 2021;

•	a favourable commercial settlement in 2022;

•	divestitures, net of acquisitions during or subsequent to 2021 which decreased SG&A by $22 million; and

•	higher net transactional foreign exchange gains in 2022 compared to 2021.

These factors were partially offset by:

•	higher labour and benefit costs;

•	provisions against certain accounts receivable and other balances;

•	higher costs to accelerate our operational excellence initiatives;

•	a favourable value-added tax settlement in Brazil during 2021; and

•	higher travel costs.

INTEREST EXPENSE, NET

Net interest expense increased $3 million to $81 million for 2022 compared to $78 million for 2021 primarily as a result of interest income recognized on a favourable value-added tax settlement in Brazil during 2021 partially offset by interest savings due to the redemption of the Cdn$425 million 3.100% Senior Notes during the first quarter of 2022.

EQUITY INCOME

Equity income decreased $59 million to $89 million for 2022 compared to $148 million for 2021, primarily as a result of higher net production input costs at certain equity-accounted entities; electrification spending by our LG Magna e-Powertrain Co., Ltd. joint venture, which was formed in July 2021; and the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar equity income by $4 million; partially offset by earnings on higher sales at certain equity-accounted entities.

OTHER EXPENSE, NET

	2022	2021
Impairments related to operations in Russia (1)	$376	$—
Net losses (gains) on investments (2)	221	2
Loss on sale of business (3)	58	75
Restructuring and impairments (4)	48	101
Merger agreement termination fee (5)	—	(100)
Gain on business combinations (6)	—	(40)
Other expense, net	$703	$38

(1)	Impairments related to operations in Russia

As at December 31, 2022, our operations in Russia remain substantially idled. In accordance with U.S. GAAP, as a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, we recorded a $376 million [$361 million after tax] impairment charge related to our investment in Russia. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that are included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures segment and our Seating Systems segment, respectively.

6 Magna International Inc. Annual Report 2022

(2)	Net losses (gains) on investments

	2022	2021
Revaluation of public company warrants	$173	$(4)
Revaluation of public and private equity investments	49	6
Net gain on sale of public equity investments	(1)	—
Other expense, net	221	2
Tax effect	(53)	7
Net loss attributable to Magna	$168	$9

(3)	Loss on sale of business

During 2022, we entered into an agreement to sell a European Power & Vision operation in early 2023. Under the terms of the arrangement, we are contractually obligated to provide the buyer up to $42 million of funding, resulting in a loss of $58 million [$57 million after tax].

During 2021, we sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, we provided the buyer with $41 million of funding, resulting in a loss on disposal of $75 million [$75 million after tax].

(4)	Restructuring and impairments

For the year ended December 31, 2022, we recorded restructuring and impairment charges of $26 million [$25 million after tax] in our Power & Vision segment and $22 million [$21 million after tax] in our Body Exteriors & Structures segment.

For the year ended December 31, 2021, we recorded restructuring and impairment charges of $67 million [$52 million after tax] in our Power & Vision segment, $18 million [$17 million after tax] in our Seating Systems segment and $16 million [$14 million after tax] in our Body Exteriors & Structures segment.

(5)	Merger agreement termination fee

In the fourth quarter of 2021, Veoneer, Inc. ["Veoneer"] terminated its merger agreement with us. In connection with the termination of the merger agreement, Veoneer paid us a termination fee which, net of our associated transaction costs, amounted to $100 million [$75 million after tax].

(6)	Gain on business combinations

During 2021, we acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC. ["Hongli"]. The acquisition included an additional 15% equity interest in two entities that were previously equity accounted for. On the change in basis of accounting we recognized a $22 million gain [$22 million after tax].

Also during 2021, we recorded a gain of $18 million [$18 million after tax] in connection with the distribution of substantially all of the assets of our European joint venture, Getrag Ford Transmission GmbH.

See Note 5, "Business Combinations", to the consolidated financial statements included in this Report.

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INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $878 million for 2022 compared to $1.95 billion for 2021. The $1.07 billion decrease is a result of the following changes, each as discussed above:

	2022	2021	Change
Sales	$37,840	$36,242	$1,598
Costs and expenses
Cost of goods sold	33,188	31,097	2,091
Depreciation and amortization	1,419	1,512	(93)
Selling, general & administrative	1,660	1,717	(57)
Interest expense, net	81	78	3
Equity income	(89)	(148)	59
Other expense, net	703	38	665
Income from operations before income taxes	$878	$1,948	$(1,070)

INCOME TAXES

	2022		2021
Income taxes as reported	$237	27.0%	$395	20.3%
Tax effect on Other expense, net	71	(7.5)	(14)	(1.1)
Adjustments to Deferred Tax Valuation Allowances	29	1.8	13	0.6
	$337	21.3%	$394	19.8%

During 2022 and 2021 we recorded partial releases of valuation allowances against certain deferred tax assets in Europe as a result of tax reorganizations. During 2021 we also had changes in our valuation allowances in North America and Europe ["Adjustments to Deferred Tax Valuation Allowances"].

Excluding the tax effect on Other expense, net, and the Adjustments to Deferred Tax Valuation Allowances our effective income tax rate increased to 21.3% for 2022 compared to 19.8% for 2021 primarily as a result of:

•	higher losses not benefited in Europe;

•	lower favourable changes in our reserves for uncertain tax positions; and

•	a change in mix of earnings.

These factors were partially offset by favourable adjustments from foreign exchange effects not recognized for U.S. GAAP purposes and an unfavourable re-measurement of deferred tax assets of a China subsidiary in 2021.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $49 million for 2022 compared to $39 million for 2021 primarily due to higher net income at our non-wholly owned operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. decreased $922 million to $592 million for 2022 compared to $1.514 billion for 2021 as a result of a decrease in income from operations before income taxes of $1.07 billion and a $10 million increase in income attributable to non-controlling interests, partially offset by a $158 million decrease in income taxes.

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EARNINGS PER SHARE

	2022	2021	% Change
Earnings per Common Share
Basic	$2.04	$5.04	-60%
Diluted	$2.03	$5.00	-59%
Weighted average number of Common Shares outstanding (millions)
Basic	290.4	300.6	-3%
Diluted	291.2	302.8	-4%
Adjusted diluted earnings per share	$4.10	$5.13	-20%

Diluted earnings per share was $2.03 for 2022 compared to $5.00 for 2021. The $2.97 decrease was substantially a result of lower net income attributable to Magna International Inc., as discussed above, partially offset by a decrease in the weighted average number of diluted shares outstanding during 2022. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to 2021, pursuant to our normal course issuer bids and a decrease in diluted shares related to outstanding stock options as a result of the decrease in our share price.

Other expense, net, after tax, and Adjustments to Deferred Tax Valuation Allowances negatively impacted diluted earnings per share by $2.07 in 2022, and $0.13 in 2021, respectively, as discussed in the "Other expense, net" and "Income Taxes" sections above.

Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $4.10 for 2022 compared to $5.13 for 2021, a decrease of $1.03.

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NON-GAAP PERFORMANCE MEASURES - FOR THE YEAR ENDED DECEMBER 31, 2022

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for 2022 compared to 2021:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales
2021	$36,242	$2,064	5.7%
Increase (decrease) related to:
Body Exteriors & Structures	1,527	23	-0.2%
Power & Vision	519	(267)	-0.8%
Seating Systems	378	(53)	-0.2%
Complete Vehicles	(885)	(52)	—
Corporate and Other	59	(53)	-0.1%
2022	$37,840	$1,662	4.4%

Adjusted EBIT as a percentage of sales decreased to 4.4% for 2022 compared to 5.7% for 2021 primarily due to:

•	higher net production input costs, including as a result of higher prices for commodities, labour, energy and freight;

•	inefficiencies and other costs at certain underperforming facilities;

•	higher net engineering costs related to our electrification and ADAS businesses, including at certain equity-accounted entities;

•	lower equity income;

•	reduced earnings as a result of the substantial idling of our Russian facilities; and

•	higher launch costs.

These factors were partially offset by:

•	earnings on higher sales;

•	higher favourable commercial resolutions; and

•	a provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment during 2021.

RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 8.2% for 2022 compared to 10.3% for 2021 as a result of a decrease in Adjusted After-tax operating profits. Other expense, net, after tax and Adjustments to Deferred Tax Valuation Allowances, negatively impacted Return on Invested Capital by 3.8% in 2022 and by 0.2% in 2021.

Average Invested Capital decreased $81 million to $15.92 billion for 2022 compared to $16.01 billion for 2021.

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SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	Sales			Adjusted EBIT
	2022	2021	Change	2022	2021	Change
Body Exteriors &
Structures	$16,004	$14,477	$1,527	$843	$820	$23
Power & Vision	11,861	11,342	519	471	738	(267)
Seating Systems	5,269	4,891	378	99	152	(53)
Complete Vehicles	5,221	6,106	(885)	235	287	(52)
Corporate and Other	(515)	(574)	59	14	67	(53)
Total reportable segments	$37,840	$36,242	$1,598	$1,662	$2,064	$(402)

BODY EXTERIORS & STRUCTURES

	2022	2021	Change
Sales	$16,004	$14,477	$1,527	+11%
Adjusted EBIT	$843	$820	$23	+3%
Adjusted EBIT as a percentage of sales	5.3%	5.7%		-0.4%

Sales – Body Exteriors & Structures

Sales increased 11% or $1.53 billion to $16.00 billion for 2022 compared to $14.48 billion for 2021, primarily due to:

•	the launch of programs during or subsequent to 2021, including the:

•	Ford Maverick;

•	Jeep Wagoneer and Grand Wagoneer;

•	Ford Bronco; and

•	Rivian R1T and R1S;

•	higher global light vehicle production; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $692 million;

•	lower sales as a result of the substantial idling of our Russian facilities;

•	divestitures, net of acquisitions subsequent to 2021, which decreased sales by $143 million; and

•	net customer price concessions subsequent to 2021.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $23 million to $843 million for 2022 compared to $820 million for 2021 while Adjusted EBIT as a percentage of sales decreased to 5.3% from 5.7%. Adjusted EBIT was higher primarily as a result of earnings on higher sales. Excluding this factor, Adjusted EBIT and Adjusted EBIT as a percentage of sales were lower primarily due to:

•	higher net production input costs, including as a result of higher prices for labour, energy, commodities, and freight;

•	inefficiencies and other costs at certain underperforming facilities;

•	reduced earnings as a result of the substantial idling of our Russian facilities;

•	the net weakening of foreign currencies against the U.S. dollar that had a $22 million unfavourable impact on reported U.S. dollar Adjusted EBIT;

•	higher pre-operating costs incurred at new facilities; and

•	provisions against certain accounts receivable and other balances.

These factors were partially offset by:

•	higher favourable commercial resolutions;

•	divestitures, net of acquisitions subsequent to 2021;

•	lower net warranty costs of $24 million; and

•	higher tooling contribution in 2022 compared to 2021.

POWER & VISION

	2022	2021	Change
Sales	$11,861	$11,342	$519	+5%
Adjusted EBIT	$471	$738	$(267)	-36%
Adjusted EBIT as a percentage of sales	4.0%	6.5%		-2.5%

Sales – Power & Vision

Sales increased 5% or $519 million to $11.86 billion for 2022 compared to $11.34 billion for 2021, primarily due to:

•	higher global light vehicle production;

•	the launch of programs during or subsequent to 2021, including the:

•	Ford Bronco;

•	Toyota Tundra; and

•	BMW X5;

•	customer price increases to recover certain higher production input costs; and

•	an acquisition during 2022, which increased sales by $37 million.

These factors were partially offset by the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $762 million and net customer price concessions subsequent to 2021.

12 Magna International Inc. Annual Report 2022

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT decreased $267 million to $471 million for 2022 compared to $738 million for 2021 and Adjusted EBIT as a percentage of sales decreased to 4.0% from 6.5%. These decreases were primarily due to:

•	higher net production input costs, including as a result of higher prices for commodities, energy, freight, and labour;

•	higher net engineering costs related to our electrification and ADAS businesses, including at certain equity-accounted entities;

•	lower equity income;

•	higher net warranty costs of $47 million; and

•	the net weakening of foreign currencies against the U.S. dollar, which had a $17 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

These factors were partially offset by:

•	earnings on higher sales; and

•	higher net favourable commercial resolutions.

SEATING SYSTEMS

	2022	2021	Change
Sales	$5,269	$4,891	$378	+8%
Adjusted EBIT	$99	$152	$(53)	-35%
Adjusted EBIT as a percentage of sales	1.9%	3.1%		-1.2%

Sales – Seating Systems

Sales increased 8% or $378 million to $5.27 billion for 2022 compared to $4.89 billion for 2021, primarily due to:

•	the launch of programs during or subsequent to 2022, including the:

•	BYD Qin Plus;

•	BYD Atto 3;

•	Changan Shenlan SL03; and

•	Chevrolet Bolt;

•	higher global light vehicle production; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $338 million;

•	lower sales as a result of the substantial idling of our Russian facilities;

•	divestitures, net of acquisitions subsequent to 2021, which decreased sales by $32 million; and

•	net customer price concessions subsequent to 2021.

Magna International Inc. Annual Report 2022 13

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT decreased $53 million to $99 million for 2022 compared to $152 million for 2021 and Adjusted EBIT as a percentage of sales decreased to 1.9% from 3.1%. These decreases were primarily due to:

•	higher net production input costs, including as a result of higher prices for commodities, labour, freight, and energy;

•	higher launch costs;

•	reduced earnings as a result of the substantial idling of our Russian facilities;

•	the net weakening of foreign currencies against the U.S. dollar, which had a $9 million unfavourable impact on reported U.S. dollar Adjusted EBIT; and

•	net customer price concessions subsequent to 2021.

These factors were partially offset by:

•	earnings on higher sales; and

•	higher favourable commercial resolutions.

COMPLETE VEHICLES

	2022	2021	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	107.5	125.6	(18.1)	-14%
Sales	$5,221	$6,106	$(885)	-14%
Adjusted EBIT	$235	$287	$(52)	-18%
Adjusted EBIT as a percentage of sales	4.5%	4.7%		-0.2%

(i)            Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales decreased 14% or $885 million to $5.22 billion for 2022 compared to $6.11 billion for 2021 and assembly volumes decreased 14%. The decrease in sales is primarily as a result of a $648 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar and the impact of lower assembly volumes.

14 Magna International Inc. Annual Report 2022

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $52 million to $235 million for 2022 compared to $287 million for 2021 while Adjusted EBIT as a percentage of sales decreased to 4.5% from 4.7%. These decreases were primarily due to:

•	the net weakening of the euro against the U.S. dollar had a $27 million unfavourable impact on reported U.S. dollar Adjusted EBIT;

•	higher net production input costs, including as a result of higher prices for energy and labour;

•	lower assembly volumes, net of contractual fixed cost recoveries on certain programs;

•	lower government research and development incentives; and

•	lower margins on engineering programs.

These factors were partially offset by a $45 million provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment during 2021.

CORPORATE AND OTHER

Adjusted EBIT was $14 million for 2022 compared to $67 million for 2021. The $53 million decrease was primarily the result of:

•	higher costs to accelerate our operational excellence initiatives;

•	higher labour and benefit costs;

•	lower equity income;

•	higher stock-based incentive compensation; and

•	a decrease in fees received from our divisions.

These factors were partially offset by amortization related to the initial value of public company securities.

Magna International Inc. Annual Report 2022 15

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	2022	2021	Change
Net income	$641	$1,553
Items not involving current cash flows	1,776	1,576
	2,417	3,129	$(712)
Changes in operating assets and liabilities	(322)	(189)	(133)
Cash provided from operating activities	$2,095	$2,940	$(845)

Cash provided from operating activities

Comparing 2022 to 2021, cash generated from operating activities decreased $845 million primarily as a result of an increase in production costs. Specifically, the decrease is primarily a result of:

•	a $1.0 billion increase in cash paid for materials and overhead;

•	a $206 million increase in cash paid for taxes;

•	a $247 million increase in cash paid for labour; and

•	a $94 million decrease in dividends received from equity investments.

These factors were partially offset by a $743 million increase in cash received from customers.

Changes in operating assets and liabilities

During 2022, we used cash of $322 million for operating assets and liabilities primarily as a result of:

•	$798 million increase in accounts receivable as a result of increased operating activity in the months of November and December 2022 compared to the months of November and December 2021; timing of production receivable payments received from customers delayed to early January; and delayed payments on certain tooling receivables;

•	$448 million increase in inventory as a result of the increased operating activity, an increase in stock to protect against supply chain disruptions, as well as an increase in tooling inventory to support future programs; and

•	$115 million increase in cash taxes paid.

These uses of cash were partially offset by:

•	$812 million increase in accounts payable related to increased operating activity, including higher payables related to capital, combined with delayed payments at year end; and

•	$250 million increase in other accrued liabilities primarily related to customer advances.

16 Magna International Inc. Annual Report 2022

INVESTING ACTIVITIES

	2022	2021	Change
Fixed asset additions	$(1,681)	$(1,372)
Increase in investments, other assets and intangible assets	(455)	(403)
Increase in public and private equity investments	(29)	(68)
Fixed assets, investments, other assets and intangible assets additions	(2,165)	(1,843)
Proceeds from dispositions	124	81
Proceeds on (funding for) disposal of facilities	6	(41)
Business combinations	(3)	(13)
Increase in equity method investments	—	(517)
Settlement of long-term receivable from non-consolidated joint venture	—	50
Cash used for investing activities	$(2,038)	$(2,283)	$245

Cash used for investing activities in 2022 was $245 million lower compared to 2021. The change was primarily due to the $517 million of cash used in 2021 to fund the acquisition of a 49% non-controlling interest in LG Magna e-Powertrain Co., Ltd. partially offset by a $322 million increase in fixed assets, investments, other assets and intangible assets.

FINANCING ACTIVITIES

	2022	2021	Change
Repurchase of Common Shares	$(780)	$(517)
Dividends paid	(514)	(514)
Repayments of debt	(456)	(121)
Dividends paid to non-controlling interest	(46)	(49)
Tax withholdings on vesting of equity awards	(15)	(13)
Contributions to subsidiaries by non-controlling interests	5	8
Issue of Common Shares on exercise of stock options	8	146
Increase (decrease) in short-term borrowings	11	(101)
Issues of debt	54	55
Cash used for financing activities	$(1,733)	$(1,106)	$(627)

During 2022 we repurchased 12.6 million Common Shares under our normal course issuer bid for aggregate cash consideration of $780 million. During 2021 we repurchased 6.0 million Common Shares under our normal course issuer bid for aggregate cash consideration of $517 million.

Cash dividends paid per Common Share were $1.80 for 2022 , for a total of $514 million compared to $1.72 for 2021, for a total of $514 million.

During 2022 we redeemed all of the Cdn$425 million [$336 million] 3.100% Senior Notes for $340 million. The redemption price included a $4 million make-whole payment which has been included in interest expense.

Magna International Inc. Annual Report 2022 17

FINANCING RESOURCES

	2022	2021	Change
Liabilities
Short-term borrowings	$8	$—
Long-term debt due within one year	654	455
Current portion of operating lease liabilities	276	274
Long-term debt	2,847	3,538
Operating lease liabilities	1,288	1,406
	$5,073	$5,673	$(600)

Financial liabilities decreased $600 million to $5.07 billion as at December 31, 2022 primarily as a result of redeeming the Cdn$425 million [$336 million] 3.100% Senior Notes during 2022 and the weakening of foreign currencies against the U.S. dollar.

CASH RESOURCES

In 2022, our cash resources decreased by $1.7 billion to $1.2 billion, primarily as a result of cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at December 31, 2022, we had term and operating lines of credit totaling $3.7 billion, of which $3.5 billion was unused and available.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 26, 2023 were exercised:

Common Shares	286,072,036
Stock options (i)	5,798,933
291,870,969

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2022, we had contractual obligations requiring annual payments as follows:

	2023	2024- 2025	2026- 2027	Thereafter	Total
Operating leases	$310	$514	$371	$701	$1,896
Long-term debt	655	1,456	646	756	3,513
Unconditional purchase obligations:
Materials and services	2,557	467	482	12	3,518
Capital	1,055	169	63	14	1,301
Total contractual obligations	$4,577	$2,606	$1,562	$1,483	$10,228

18 Magna International Inc. Annual Report 2022

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $515 million at December 31, 2022. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total
Projected benefit obligation	$498	$21	$387	$906
Less plan assets	(391)	—	—	(391)
Unfunded amount	$107	$21	$387	$515

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars, Canadian dollars and Mexican pesos. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars and Mexican pesos. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros. Our European operations' material, equipment and labour are paid for principally in euros and U.S. dollars.

Our Asian operations negotiate sales contracts with OEMs for payment principally in Chinese renminbi. Our Asian operations' material, equipment and labour are paid for principally in Chinese renminbi.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where their local currency is not their functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, Chinese renminbi and Mexican peso, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

Magna International Inc. Annual Report 2022 19

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	2022	2021
Net income	$641	$1,553
Add :
Interest expense, net	81	78
Other expense, net	703	38
Income taxes	237	395
Adjusted EBIT	$1,662	$2,064

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	2022	2021
Sales	$37,840	$36,242
Adjusted EBIT	$1,662	$2,064
Adjusted EBIT as a percentage of sales	4.4%	5.7%

ADJUSTED DILUTED EARNINGS PER SHARE

	2022	2021
Net income attributable to Magna International Inc.	$592	$1,514
Add :
Other expense, net	703	38
Tax effect on Other expense, net	(71)	14
Adjustments to Deferred Tax Valuation Allowances	(29)	(13)
Adjusted net income attributable to Magna International Inc.	$1,195	$1,553
Diluted weighted average number of Common Shares outstanding during the period (millions)	291.2	302.8
Adjusted diluted earnings per share	$4.10	$5.13

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the twelve month period is averaged on a five-fiscal quarter basis.

	2022	2021
Net Income	$641	$1,553
Add :
Interest expense, net	81	78
Income taxes on Interest expense, net at Magna's effective income tax rate:	(17)	(15)
After-tax operating profits	705	1,616
Other expense, net	703	38
Tax effect on Other expense, net	(71)	14
Adjustments to Deferred Tax Valuation Allowances	(29)	(13)
Adjusted After-tax operating profits	$1,308	$1,655

20 Magna International Inc. Annual Report 2022

	2022	2021
Total Assets	$27,789	$29,086
Excluding:
Cash and cash equivalents	(1,234)	(2,948)
Deferred tax assets	(491)	(421)
Less Current Liabilities	(10,998)	(10,401)
Excluding:
Short Term Borrowing	8	—
Long-term debt due within one year	654	455
Current portion of operating lease liabilities	276	274
Invested Capital	$16,004	$16,045

	2022	2021
After-tax operating profits	$705	$1,616
Average Invested Capital	$15,924	$16,005
Return on Invested Capital	4.4%	10.1%

	2022	2021
Adjusted After-tax operating profits	$1,308	$1,655
Average Invested Capital	$15,924	$16,005
Adjusted Return on Invested Capital	8.2%	10.3%

SUBSEQUENT EVENTS

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2022, we purchased 151,377 Common Shares to satisfy stock-based compensation awards under our existing normal course issuer bid for cash consideration of $8 million.

Magna International Inc. Annual Report 2022 21

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 1, "Significant Accounting Policies", to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

revenue recognition - complete vehicle assembly arrangements

The Company's complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. For these complex arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and recognized as revenue.

Significant interpretation and judgment is sometimes required to determine the appropriate accounting for these contracts including: (i) combining contracts that may impact the allocation of the transaction price between products and services; (ii) determining whether performance obligations are considered distinct and are required to be accounted for separately or combined; and (iii) the allocation of the transaction price to each distinct performance obligation and determining when to recognize revenue.

The terms of the Company's complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process. Under contracts where we act as principal, the cost of purchased components are reflected in the revenue recognized from the sale of the final assembled vehicle to the customer. Where a contract provides that the primary components are held on consignment by us, the revenue recognized reflects only the assembly fee.

Impairment Assessments – goodwilL, long-lived assetS, AND EQUITY METHOD INVESTMENTS

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed by comparing the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. If a reporting unit's carrying amount exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, significant volume decrease in, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment may be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

As of December 31, 2022, we had equity method investments of $997 million. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment.

We believe that accounting estimates related to goodwill, long-lived asset, and equity method investment impairment assessments are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

22 Magna International Inc. Annual Report 2022

Warranty

We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle assembly, powertrain systems, and electronics contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Where applicable, insurance recoveries related to such provisions are also recorded.

Due to the uncertain nature of the net costs, actual product liability costs could be materially different from our best estimates of future costs.

Income Taxes

The determination of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2022, we had gross unrecognized tax benefits of $142 million excluding interest and penalties, of which $135 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowances on deferred tax assets.

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 9, "Income Taxes" of the notes to the consolidated financial statements for additional information.

Employee Future Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2022, we had past service costs and actuarial experience losses of $106 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 20, "Contingencies" of our audited consolidated financial statements for the year ended December 31, 2022.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2022.

Magna International Inc. Annual Report 2022 23

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the "Exchange Act"]), are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2022, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission ["SEC"]) are effective as of December 31, 2022.

Management's Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission ["COSO"] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2022, such internal control over financial reporting is effective. The Company's internal control over financial reporting as of December 31, 2022, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended December 31, 2022. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2022.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties. The following are the more significant risks:

Macroeconomic, geopolitical and other risks

•	Impact of Russian Invasion of Ukraine: Our operations in Russia were substantially idled in the first quarter of 2022 and remain substantially idled. In the second quarter of 2022, we impaired the value of the balance sheet investments for our operations in Russia, including deferred cumulative translation losses, by recording a $376 million impairment charge. However, we remain subject to a number of other risks relating to the conflict which are described elsewhere in these Risk Factors, including: increased inflationary pressures, including in energy (particularly natural gas and oil); commodities and transportation/logistics; disruptions to vehicle production and/or supply chains; a further slowdown in global economic growth and consumer confidence; disruptions to the supply of certain gases required in semiconductor chip manufacturing; and increased cybersecurity threats originating in Russia, or from cyber criminals sympathetic to Russia. A material occurrence of one or more of the foregoing risks could have a material adverse effect on our business and results of operations.

•	Inflationary Pressures: We continue to experience elevated inflation in all markets in which we operate, with higher commodity, energy, labour, freight and other production input pricing expected to persist throughout 2023 and 2024. While many of these input price increases will moderate over time, the increases in wage levels we are currently experiencing are likely to have a longer-term effect on our cost structure. Additionally, we may continue to experience price increases or surcharges from sub-suppliers in connection with the inflationary pressures they face. The inability to offset inflationary price increases, recoveries from our customers, modifications to our products, continuous improvement actions or otherwise, could continue to have a material adverse effect on our profitability.

•	Interest Rates: Increasing global inflation rates have spurred a cycle of monetary policy tightening, including through central bank increases to key short term lending rates. The availability and cost of credit are both factors affecting consumer confidence, which is a critical driver of vehicle sales and thus automotive production. A material, sustained decrease in consumer demand for vehicles could result in further reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition. Higher interest rates will have an adverse effect on our borrowing costs at a time when our debt level is increasing as we finance the acquisition of Veoneer's active safety systems business, as well as higher capital expenditure needs in connection with new program awards. A prolonged period of higher interest and/or sustained interest rate increases could have an adverse effect on our profitability.

24 Magna International Inc. Annual Report 2022

•	COVID-19: While we believe that the worst of the pandemic is behind us, the continued development and spread of highly transmissible COVID-19 variants continues to create a risk of disruptions to the automotive industry. Although unlikely in our key production markets, such risks could include mandatory lockdowns/stay-at-home orders or other restrictions, which could: restrict consumers' ability to purchase vehicles; restrict production; cause elevated employee absenteeism; result in us incurring significant unrecoverable costs; and lead to supply chain disruptions. Over the medium-to long term, the pandemic may result in societal changes that impact the automotive industry, positively or negatively, including as a result of: expanded work-from-home practices that reduce consumers' reliance on vehicles; and/or increased reluctance by people to utilize modes of public transit and/or shared mobility. Any resurgence of COVID-19 that causes prolonged production shutdowns and/or restrictions on consumers' ability to purchase vehicles, or long-term changes in consumers' vehicle purchasing behaviour, could have a material adverse effect on our operations, sales, and profitability.

RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

•	Economic Cyclicality: Ordinarily, the global automotive industry is cyclical, with potential for regional differences in the timing of expansion and contraction of economic cycles. In normal industry cycles, lower consumer confidence typically translates to lower vehicle sales and production volumes. Examples of factors which often reduce consumer confidence include: worsening economic, political, and other conditions; military conflict; increasing inflation (particularly fuel and energy prices); and rising interest rates. A significant decline in vehicle production volumes from levels assumed in our business plan could have a material adverse effect on our profitability and financial condition.

•	Regional Production Volume Declines: North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all these geographic regions could have a material adverse effect on our operations, sales, and profitability.

•	Deteriorating Vehicle Affordability: Vehicle affordability to consumers is becoming more challenged due to a combination of factors, including: higher prices for electric vehicles; costs related to advanced electronic systems; increasing vehicle finance costs due to rising interest rates; inflationary cost increases; and limited vehicle supply. A material, sustained decrease in consumer demand for vehicles due to deteriorating vehicle affordability could result in further reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition.

•	Potential Consumer Hesitancy: the automotive industry is transitioning from vehicles powered by internal combustion engines to electric vehicles ("EVs"). EV penetration rates differ regionally based on factors such as government regulation, availability of government subsidies, charging infrastructure and consumers' levels of disposable income. Consumers may be hesitant to purchase EVs due to: the higher cost compared to ICE vehicles; reduction or elimination of government subsidies; uncertainty regarding battery technologies and/or charging infrastructure; the proliferation of new, EV-focused OEMs and/or new EV models with little or no operating and warranty history; and other factors. At the same time, consumers may be hesitant to purchase new ICE vehicles, during the transition toward EVs. Any widespread consumer hesitancy which results in consumers deferring purchases of both new EVs and ICE vehicles during the transition to EVs could materially affect vehicle production volumes which could have a material adverse effect on our profitability.

•	Intense Competition: The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics, semiconductor chip and contract manufacturing companies have entered or expanded their presence in the automotive industry. At the same time, disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow our electronics and/or EV content at or above the rate of growth of vehicle production, could affect our ability to fully implement our corporate strategy.

STRATEGIC RISKS

•	Alignment With "Car of the Future": The success of our corporate strategy is correlated in part to our ability to evolve our product mix based on alignment with trends defining the "Car of the Future." Accordingly, we seek to grow our business and capabilities in areas which are positively impacted by megatrends related to vehicle electrification, autonomy, new mobility, and connectivity. Examples of such product areas include powertrain electrification, advanced driver assistance systems (ADAS) and battery enclosures. Some elements of our product portfolio are negatively impacted by the foregoing megatrends, including manual transmissions, mechanical all-wheel drive/four-wheel drive systems and fuel tank systems. The failure to grow our megatrend-aligned product areas at or above the industry rates of growth for such products could have a material adverse effect on our profitability and financial condition.

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•	Technology and Innovation: While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing significant electrical, electronic, and software-driven change and disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. Additionally, our success is dependent on our ability to attract, train, develop and retain employees with the required technical and software skills. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage in bidding for new business and may not be able to recover some or all of our engineering, research and development costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our corporate strategy.

•	Investments in Mobility and Technology Companies: In addition to our development activities, we have invested in various mobility and technology companies, as well as funds that invest in such companies. Such investments are an important element of our long-term strategy, and we may make further investments in such companies. However, investing in such companies involves a high degree of risk, including the potential loss of some or all our investment value. There is currently no public market for the shares or units of some of these investments and, as a result, we may be unable to monetize such investments in the future. In some cases, we have shares or share purchase warrants with technology-driven suppliers or OEMs with which we have commercial relations and the value of our shares in such companies may be closely related to the commercial success of such programs. Investments in companies or funds which are currently or subsequently become publicly traded are "marked-to-market" quarterly, which may result in us recording unrealized gains or losses in any given quarter. The realization of any of the foregoing investment-related risks could have an adverse effect on our profitability and financial condition.

•	Evolving Business Risk Profile: The risk profile of our business continues to evolve with the increasing importance to us of product areas such as electrified powertrains, ADAS and electronics, as well as new mobility business models. With this continuing evolution, we may face new or heightened risks, including: forecasting and planning risks related to penetration rates of EVs, as well as take-rates for ADAS systems or features offered to consumers as optional items; reduction in demand for certain products which are unique to internal combustion engine vehicles; challenges in quoting for profitable returns on products with leading-edge technologies and/or new service models for which we may not have significant quoting experience; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability, or financial condition.

CUSTOMER-RELATED RISKS

•	Customer Concentration: Although we supply parts to all the leading OEMs, a significant majority of our sales are to six customers: General Motors, BMW, Stellantis, Daimler, Ford and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them may be limited. Shifts in market share away from our top customers could have a material adverse effect on our profitability to the extent we are unable to offset such lost sales with sufficient sales growth with alternative OEMs.

•	Emergence of Potentially Disruptive EV OEMs: A number of potentially disruptive EV-focused OEMs, including Fisker, Lucid, Nio, Rivian and Vinfast, have emerged in recent years, but it remains too early to predict which EV-focused OEMs will succeed. Vehicle electrification is an important component of our strategy, including through product areas such as electric drive systems and battery enclosures, as well as services such as complete vehicle engineering and contract vehicle manufacturing. While we are developing business relationships with some of the newer EV-focused OEMs, we do not have relations with all, nor are such relationships as well established as those with our traditional customers. The failure to sufficiently grow our sales to such OEMs which achieve significant commercial success could adversely impact our long-term strategy. At the same time, the failure of newer EV-focused OEMs to which we supply systems or vehicles to achieve their sales projections could adversely impact the success of our customer diversification and electrified product strategies, as well as create counterparty risks described below.

•	Evolving Counterparty Risk Profile: Conducting business with newer EV-focused OEMs continues to alter the risk profile of our business and poses incremental risks and challenges compared to our traditional customers, including as a result of: their relatively short operating histories; limited financial, liquidity/capital or other resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our counterparty risks in dealing with such OEMs, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized pre-production expenditures; as well as other third party obligations related to such items. As at December 31, 2022, our balance sheet exposure related to these factors was approximately $400 million, the majority of which related to Fisker. In some cases, we may hold a minority equity position in such companies which involves a high degree of risk, including those discussed above under " Investments in Mobility and Technology Companies". The inability of newer EV-focused OEMs to achieve commercial success, or the bankruptcy or insolvency of any such OEM with which we conduct business, could result in us incurring material cash and impairment charges, which could have a material adverse effect on our financial condition.

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•	Dependence on Outsourcing: We depend on outsourcing by OEMs, including the outsourcing of complete vehicle assembly to our contract vehicle manufacturing business. The extent of such outsourcing is dependent on a number of factors, including: the cost, quality, and timeliness of outsourced production relative to in-house production by an OEM; the degree of unutilized capacity at an OEM's facilities; and collective bargaining agreements and labour relations between OEMs and labour unions. Currently, OEMs in Europe and China have excess vehicle assembly capacity. Additionally, since EVs have fewer components than vehicles with internal combustion engines, some OEMs may insource production of certain components or systems to maintain employment levels committed to in collective bargaining agreements and/or in connection with government incentives. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•	Customer Consolidation and Cooperation: There have been a number of examples of OEM consolidation in recent years. Additionally, competing OEMs have cooperated and collaborated in different ways to save costs, including through joint purchasing activities, platform sharing, powertrain sharing, joint R&D and regional joint ventures. While OEM consolidation and cooperation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

•	Market Shifts: While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•	Consumer Take Rate Shifts: Shifts in consumer preferences may impact "take rates" for certain types of products we sell. Examples of such products include: all-wheel drive systems; power liftgates; active aerodynamics systems; ADAS; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher "take rates" for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

•	Customer Purchase Orders: Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements rather than a specific quantity of products, and can be terminated by a customer at any time. If a purchase order is terminated, we may have various pre-production, tooling, engineering and other costs which we may not recover from our customers, and which could have an adverse effect on our profitability.

•	Potential OEM Production-Related Disruptions: Any significant OEM production disruptions, including as a result of labour unrest related to collective bargaining agreement negotiations occurring at GM, Ford and Stellantis in 2023, would lead to disruptions to our production, which could have a material adverse effect on our sales, and profitability.

SUPPLY CHAIN RISKS

•	Semiconductor Chip Supply Disruptions and Price Increases: A global shortage of semiconductor chips for use in automotive applications has had a material adverse effect on global automotive production volumes since 2020 and is expected to continue impacting volumes and chip pricing in 2023. In response to semiconductor chip shortages, OEMs continue to take actions such as: unplanned shutdowns of production lines and/or plants; reductions in their vehicle production plans; and changes to their product mix. Such OEM responses can result in a number of direct and indirect consequences for Tier 1 suppliers like Magna, including: lower sales; significant production inefficiencies resulting from our production lines being stopped/restarted unexpectedly when OEMs allocate scarce chips to specific production programs; higher inventory levels; premium freight costs to expedite shipments; other unrecoverable costs and charges, including from sub-suppliers which have been adversely affected by higher chip prices and/or production inefficiencies; and increased challenges in retaining employees through production disruptions. It remains unclear when supply and demand for automotive semiconductor chips will fully rebalance. A worsening or prolongation of the semiconductor chip shortage could have a material adverse effect on our operations, sales, and profitability.

•	Supply Chain Disruptions: In addition to the global shortage of semiconductor chips for automotive applications, OEMs and Tier 1 automotive suppliers may also experience supply disruptions or constraints on other critical manufacturing inputs, such as steel and/or aluminum. Supply chain disruptions which prevent us from timely supplying products to our customers could result in a range of potential adverse consequences, including: unrecoverable price increases; elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties or business interruption claims by our customers; loss of future business; and reputational damage. The impacts of prolonged supply chain disruptions or constraints could have a material adverse effect on our operations and profitability.

•	Regional Energy Supply and Pricing: Regional energy supplies have experienced disruptions due to the impact of Russia's invasion of Ukraine, supply/demand imbalances, regulatory restrictions on energy usage, severe weather events, and challenges related to the transition to renewable energy generation. Prices for energy inputs critical to manufacturing, such as natural gas and electricity, spiked in parts of Europe in 2022 and, although they have eased from their 2022 peaks, are expected to remain significantly higher than pre-2022 levels throughout 2023. Unforeseen supply or demand shocks, prolonged energy disruptions and/or significant energy price increases could have a material adverse effect on our operations and profitability.

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•	Supply Base Condition: We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. The financial health of automotive suppliers is impacted by a number of factors, including economic conditions and production volumes. A significant worsening of economic conditions or reduction in production volumes could deteriorate the financial condition of our supply base, which could lead to, among other things: disruptions in the supply of critical components to us or our customers; and/or temporary shut-downs of one of our production lines or the production lines of one of our customers; all of which could have a material adverse effect on our profitability.

MANUFACTURING / OPERATIONAL RISKS

•	Product Launch: The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing and frequency of design changes by our customers relative to start of production; product maturity and complexity; production readiness of our own, as well as our customers' and suppliers' manufacturing facilities; robustness of manufacturing and validation processes; launch volumes; quality and production readiness of tooling and equipment; sufficiency of skilled employees; and initial product quality. Failure by us to successfully launch a new product or complete vehicle could result in commercial or litigation claims against us which could have a material adverse effect on our profitability. Additionally, a significant product or program launch failure could adversely affect our reputation and/or ability to execute our strategy.

•	Operational Underperformance: From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance in our operating divisions could have a material adverse effect on our profitability and operations.

•	Restructuring Costs: We may sell some product lines and/or downsize, close, or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

•	Impairments: We have recorded significant impairment charges related to equity interests in joint ventures, goodwill, and long-lived assets in the past and may do so again in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets or volumes that are lower than previously expected. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•	Skilled Labour Attraction/Retention: Our business is based on successfully attracting, training, developing and retaining employees at all levels of the company from "shop-floor" to Executive Management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our strategy.

•	Leadership Expertise and Succession: Effective succession planning programs and practices are a critical element of our overall talent management strategy. We experienced a significant number of planned retirements in the last few years and may experience similar waves in future years. As a result of such retirements, we have multiple senior leaders recently appointed to roles at a time of significant macroeconomic, geopolitical, industry and other disruptions discussed elsewhere in these Risk Factors. While we believe that our leadership development and succession program has been effective in facilitating leadership transitions to date, our ability to profitably conduct business and/or successfully implement our strategy could be impacted by the failure to: identify, train, develop and support high-performing leaders; ensure effective knowledge transfers from transitioning leaders to successors; and/or otherwise promote organizational robustness and resilience through leadership transitions in critical roles.

PRICING RISKS

•	Quote/Pricing Assumptions: The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions from the time of award through the start of production. This risk is elevated in a rising inflation environment, as is currently the case globally, including with respect to wages, energy, and commodities. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have a material adverse effect on our profitability.

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•	Customer Pricing Pressure/Contractual Arrangements: We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; pressure to assume incremental warranty costs; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering, and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability. Moreover, while we attempt to negotiate contractual terms with our suppliers that align with the contractual terms between us and our OEM customers, we may not always be successful in doing so. Any such gaps between our customer and supplier contract terms could, in certain circumstances, have an adverse effect on our profitability.

•	Commodity Price Volatility: Prices for certain key raw materials and commodities used in our parts, including steel, aluminum, and resin, can be volatile. In some cases, our risk is mitigated because we purchase steel or aluminum under customer resale programs. Where such commodity purchases are not made under customer resale programs, we seek to offset commodity price increases by: passing such increases to our customers; engineering products with reduced commodity content; implementing hedging strategies; or otherwise. To the extent we are unable to offset commodity price increases, such additional commodity costs could have an adverse effect on our profitability.

•	Scrap Steel/Aluminum Price Volatility: Some of our manufacturing facilities generate a significant amount of engineered scrap steel and/or aluminum in their manufacturing processes but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and do not necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

WARRANTY / RECALL RISKS

•	Repair/Replacement Costs: We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as transmissions and battery enclosures, typically have a higher unit and labour service cost in the event of replacement. Other products, such as cameras and side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. OEMs and/or government regulators can initiate recalls of safety or regulated products, which could place us at risk for the costs of the administrative costs of the recall in addition to the repair/replacement costs of defective products, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and repair/replacement costs could have a material adverse effect on our profitability.

•	Warranty Provisions: In certain circumstances, we are at risk for warranty, product liability and recall costs. We are currently experiencing increased customer pressure to assume greater warranty responsibility. Certain customers seek to impose partial responsibility for warranty costs where the underlying root cause of a product or system failure cannot be determined. Warranty provisions for our products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established based on our or our customers' warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

•	Product Liability: We cannot guarantee that the design, engineering, testing, validation, and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases and/or as we enter newer product areas such as ADAS. If our products fail to perform as expected or as required by governmental regulations, and/or to the extent any such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, our customers or government regulators may initiate a product recall of such products and/or third party product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

CLIMATE CHANGE RISKS

•	Transition Risks and Physical Risks: Our Sustainability Report, which is appended to our current Annual Information Form / Annual Report on Form 40-F, contains a detailed discussion of transitional and physical climate change risks, along with our efforts to mitigate them. Readers are encouraged to review such climate risk disclosures.

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•	Strategic and Other Risks: A number of the risk factors discussed above contain detailed discussion of strategic and other risks related to the evolution of the automotive industry and our business within the context of the transition to electromobility, including: Alignment with Car of the Future; Technology and Innovation; Evolving Business Risk Profile; Emergence of Potentially Disruptive EV OEMs; and Evolving Counterparty Risk Profile. Readers are encouraged to review this entire Risk Factors section in its entirety.

IT SECURITY / CYBERSECURITY RISKS

•	IT/Cybersecurity Breach: Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction, or inappropriate use of sensitive data, including employees' personal data; or result in theft of our, our customers' or our suppliers' intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation and could lead to claims against us that could have a material adverse effect on our profitability.

•	Product Cybersecurity: The risk of vehicle cyber-attacks have risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

ACQUISITION RISKS

•	Inherent Merger and Acquisition Risks: Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax, or other risks. While due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual indemnities or other protections. The realization of any such risks could have a material adverse effect on our profitability.

•	Acquisition Integration and Synergies: We may not be able to successfully integrate or achieve anticipated synergies from our acquisitions and/or such acquisitions may be dilutive in the short to medium term. Either of these outcomes could have a material adverse effect on our profitability.

OTHER BUSINESS RISKS

•	Joint Ventures: We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with our joint venture partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and reputation.

•	Intellectual Property: We own intellectual property that is important to our business and product portfolio. Our intellectual property is an important factor in protecting our innovation activities and maintaining our competitive advantage. From time to time, our intellectual property rights may be challenged, including through the assertion of intellectual property infringement claims which could result in us: being prevented from selling certain products; having to license the infringed product/technology; and/or incurring monetary damages. The foregoing consequences could have an adverse effect on our sales, profitability, and ability to fully implement our corporate strategy.

•	Risks of Doing Business in Foreign Markets: Conducting business in markets outside our traditional markets of North America and Europe carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; military conflict; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; potential sanctions and export control risk; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in China is an element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and financial condition.

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•	Relative Foreign Exchange Rates: Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi, and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•	Returns on Capital Investments: In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. We expect higher capital expenditures in 2023 to support program awards and our continued growth, including in megatrend areas. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

•	Financial Flexibility: The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•	Credit Ratings Changes: There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition, and the trading price of our Common Shares.

•	Stock Price Fluctuation: Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control.

LEGAL, REGULATORY AND OTHER RISKS

•	Legal and Regulatory Proceedings: From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual, and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•	Changes in Laws: A significant change in the current regulatory environment in our principal markets, including changes in tax laws, laws related to the COVID-19 pandemic, laws related to vehicle emissions, and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability. More than 135 jurisdictions have agreed to implement a new global minimum tax regime ("Pillar Two") based on model rules published by the Organization for Economic Co-operation and Development. The proposed Pillar Two rules are intended to ensure that large multinational enterprises pay a minimum tax of 15% on the income arising in each jurisdiction in which they operate. Although the impact on Magna will depend on how each jurisdiction implements the model rules, as well as profitability and local tax liabilities of Magna's operations in those jurisdictions, this change in law may have an adverse effect on our profitability.

•	Trade Agreements: Historical global growth of the automotive industry has been aided by the free movement of goods, services, people, and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

•	Trade Disputes/Tariffs: International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of sanctions, tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.

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